

Mail Stop 3233

July 26, 2018

<u>Via E-Mail</u>
Monty J. Bennett
Chief Executive Officer and Chairman of the Board
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

      Re: **Ashford Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 24, 2018
              File No. 001-36400

Dear Mr. Bennett:

We completed our review of your filing as of May 30, 2018. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Jennifer Gowetski

           Jennifer Gowetski
           Senior Counsel
           Office of Real Estate and
           Commodities

cc: Dudley W. Murrey, Esq. (*via e-mail*)